

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

<u>Via E-mail</u>
Joseph Daches
Chief Financial Officer
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056

> **Re:** **Magnum Hunter Resources Corporation**
> **Registration Statement on Form S-1**
> **Filed March 31, 2014**
> **File No. 333-194932**
> **Amendment No. 2 to Annual Report on Form 10-K**
> **Filed March 31, 2014**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 23, 2014**
> **File No. 1-32997**

Dear Mr. Daches:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. Please also be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

Please respond to the following comments within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2013

Executive Compensation Discussion and Analysis, page 12

2.   Please revise to disclose how the compensation committee determined for each named executive officer the amount of cash bonus and the number of options granted in 2013. See Item 402(b)(1)(v) of Regulation S-K.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 5

Marcellus Shale Properties, page 12

3.   On page 13, you present a table that includes three columns of initial production figures, e.g. "IP-30 Day Rate (Mcfe/d)". Please amend your document here, page 17 and elsewhere, as appropriate, to disclose, as a minimum, separate figures for initial production of "wet" natural gas and oil/condensate. This comment applies to all disclosure situations where the differences in product prices could be significant with regard to the value of equivalent hydrocarbon volume presented.

Reserves, page 24

4.   In part, Item 1203 of Regulation S-K requires you to:

(b) Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.

(c) Discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.

(d) Explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

Your explanation on page 25 of the changes in the 2013 proved undeveloped reserves omits figures for: changes to your PUD reserves due to revisions, extensions/discoveries, acquisition/divestiture and conversion by drilling to developed status; investments in drilling/converting your PUD reserves; PUD reserves, if any, that have been booked over five years or are scheduled for drilling over five years after booking. Please amend your document to comply with Regulation S-K.

5.   In addition to the prior comment, for each of the last three years, please tell us the figures for your PUD reserve changes including those you converted to developed status and the associated capital investment.

6.   Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2013 proved reserves disclosures on page 25 and in Exhibit 99.1. You may furnish these materials on digital media such as flash drive or compact disk.
The report should include:

(a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

(b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

(c) Individual income forecasts for all the wells/locations in the proved developed and, proved undeveloped categories;

(d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and proved undeveloped categories (6 entities in all) as well as the AFE/capital cost inventory for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots or other convenient location.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Reserve Estimation, page 26

7.   Here you state, "The technical persons responsible for preparing our proved reserves estimates meet the requirements with regard to qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers." Item 1202(a)(7) of Regulation S-K requires the disclosure of technical qualifications of the individual primarily responsible for the report. Please amend your document and your third party reserve report to comply with Regulation S-K.

Acreage and Productive Wells Summary, page 27

8.   We note the significant (21%) net undeveloped acreage expiring over the next three years. Please tell us the figures for PUD reserves, if any, you have booked to locations on acreage that will expire before your currently scheduled drilling date. If material, address the procedures you will employ to forestall expiries.

Notes to Consolidated Financial Statements, page F-12

Oil and Gas Reserve Information, page F-57

9.   We note the proved reserves disclosed here do not include natural gas liquids even though your third party report presents figures for oil, natural gas and NGL reserves and your disclosure on pages 29 and 68 includes separate figures for NGL sales volumes and prices. Please explain to us the reasons for this difference. Reconcile the absence of NGL reserves with your (apparent) historical sales figures for "dry gas" and NGLs.

10.   We note significant changes in your proved reserves due to acquisitions and divestments as well as the capital expended (page F-56) for acquisitions. FASB ASC Paragraph 932-235-50-5 requires "appropriate explanation of significant changes" for line items in the reconciliation of your disclosed proved reserves. Please amend your document to explain the details/circumstances (the number and terms of transactions, changes in reserve figures, etc.) of acquisitions in 2011, 2012 and divestment in 2013.

Exhibit 99.1

11.   We note the line item on page 1 of the third party report: "Other Deductions" of $474 million. Please explain to us the components of this item and reconcile these components with the "Results of Operations" on page 67.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or Laura Nicholson, Attorney-Adviser, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

CC: Charles H. Still, Jr.
       Bracewell & Giuliani LLP